Exhibit 23.1

Tel: 212-885-8000 Fax: 212-697-1299 www.bdo.com	BDO 200 Park Avenue New York, NY 10166 USA

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 of our report dated March 25, 2024, relating to the financial statements of ESGEN Acquisition Corporation appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

New York, New York

September 3, 2024

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.